Global Ink Supply Company

October 5, 2006

United States
Security and Exchange Commission
Division of Corporate Finance
100 F Street North East
Washington D.C. 20549

Re:	Global Ink Supply Company
Registration Statement Form SB-2
File Number 333-137486
Filed: 09/20/2006

Attention:	Office of Emerging Growth Companies
Ms. Raquel Howard
Phone  202.551.3790
Fax 202.772.9206

Global Ink Supply Company has received your comments, dated September 29, 2006, regarding the Form SB-2 filed on September 20, 2006. This document briefly describes the general action(s) taken regarding each comment made by the Commission. The following numbers herein are referenced to the comment number provided on the document sent by the Commission.

Summary of Financial Information, page-8

1.    The amount of revenue ($9,216) earned during the fiscal year has been added to the Summary of Financial Information section on page 8 of the prospectus.

Note 2 Summary of Significant Accounting Policies, page F-7

2.	The following language has been added to Note 2 Summary of Significant Accounting Policies, page F-7 of the prospectus:

Revenue Recognition
The Company is engaged in the sale of printer ink toner cartridges. The Company recognizes the revenue at the time of shipping of the product when responsibility of the product is transferred to the purchaser and payment has been accepted or assured.

Exhibits

3.	In addition, the consent to the SB-2/A has been updated by the independent public accountant.

Sincerely,

Dave Wolstenholme
President
Global Ink Supply Company

346 East 8th Street
North Vancouver, British Columbia
Canada V7L1Z3